UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-42379

Founder Group Limited

No. 17, Jalan Astana 1D, Bandar Bukit Raja, 41050 Klang,
Selangor Darul Ehsan, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Entry into a Material Definitive Agreement

On April 22, 2025, Founder Group Limited, a business company incorporated in the British Virgin Islands (the “Company”), entered into a securities purchase agreement (the “Agreement”) with Avondale Capital, LLC, a Utah limited liability company (the “Investor”). Pursuant to the Agreement, the Investor agreed to purchase from the Company, and the Company agreed to issue and sell to the Investor, securities in the form of one or more pre-paid purchases (each, a “Pre-Paid Purchase” and collectively, the “Pre-Paid Purchases”) with an aggregate purchase amount of up to $10,000,000, for the purchase of ordinary shares, no par value of the Company (the “Ordinary Shares”), upon the terms and subject to the limitations and conditions set forth in such Pre-Paid Purchase. On April 23, 2025, the Company issued 1,750,000 Ordinary Shares to the Investor as a commitment fee for the Pre-Paid Purchase facility (the “Commitment Shares”). All capitalized terms used herein and not defined shall have the meanings ascribed to them in the Agreement.

The Agreement provides for Pre-Paid Purchase #1 in the principal amount of $1,357,500 (the “Initial Pre-Paid Purchase”), before deducting an original issue discount (the “OID”) of $87,500 and a transaction expense amount of $20,000. The OID for each subsequent Pre-Paid Purchase after the Initial Pre-Paid Purchase will be seven percent (7%) of the amount set forth in the applicable Request and each subsequent Pre-Paid Purchase will accrue interest at the rate of eight percent (8%) per annum. According to the Agreement, the Company has the right to request additional funding from the Investor under Pre-Paid Purchase #2 and Pre-Paid Purchase #3, each in the amount of $500,000, subject to certain conditions.

The Agreement also stipulates that the Company will file a registration statement on Form F-1 with the U.S. Securities and Exchange Commission (the “SEC”) within 30 days from April 22, 2025, which will cover the lesser of 10,000,000 Ordinary Shares or the maximum number of shares permitted by the SEC for the Commitment Shares.

The Agreement and the transactions contemplated thereby were approved by the board of directors of the Company on April 22, 2025.

The Agreement contains customary representations, warranties, covenants, and closing conditions. The Pre-Paid Purchases are unsecured, and the Investor has the right, but not the obligation, to purchase additional Ordinary Shares under the terms set forth in the Agreement.

The foregoing description of the Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is filed as Exhibit 10.1 hereto and incorporated by reference.

Exhibit Index

Exhibit No	Description
10.1	Securities Purchase Agreement, dated April 22, 2025, by and between Founder Group Limited and Avondale Capital, LLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Founder Group Limited

By:	/s/ Lee Seng Chi
Name:	Lee Seng Chi
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

Date: May 7, 2025

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